SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 20, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on the Result of Communication and

Consultation with Shareholders with Respect to Share Reform Proposal

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on the Result of Communication and Consultation with Shareholders with Respect to Share Reform Proposal published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, June 19, 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

Stock Code: 600688     Stock Abbreviation: S Shang Sinopec     Announcement No.: Lin 2013-24

Sinopec Shanghai Petrochemical Company Limited

Announcement on the Result of Communication and

Consultation with Shareholders with Respect to Share Reform Proposal

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

The board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Sinopec Shanghai”) has been entrusted by the Company’s non-floating shareholders to attend to matters relating to the Company’s share reform. After the Company’s Share Reform Proposal was published on June 8, 2013, the Company has assisted the non-floating shareholders in communicating and consulting with investors by visiting investors, carrying out online roadshows, announcing a hotline and various other means. According to the result of communication and consultation, the Company’s non-floating shareholders have decided to adjust the Company’s Share Reform Proposal (the “Proposal”) as follows:

(I)	Form, Quantity and Amount of Consideration Arrangement

The original arrangement reading:

“Sinopec Shanghai’s controlling shareholder China Petrochemical Corporation (“Sinopec”) will pay 4.5 A shares of Sinopec Shanghai for every 10 floating shares held by all the Floating A Shareholders registered on the record of the Clearing Company on the Record Date for Proposal Implementation, and the total consideration will be 324,000,000 shares. The Company’s Public Institutional Shareholders will neither participate in the payment of consideration nor obtain any consideration during this share reform, and the non-floating shares held by them will not be traded on the market or transferred within 12 months after acquiring the right to float on the market.”

is now amended to read:

“Sinopec Shanghai’s controlling shareholder Sinopec will pay five A shares of Sinopec Shanghai for every 10 floating shares held by all the Floating A Shareholders registered on the record of the Clearing Company on the Record Date for Proposal Implementation, and the total consideration will be 360,000,000 shares. The Company’s Public Institutional Shareholders will neither participate in the payment of consideration nor obtain any consideration during this share reform, and the non-floating shares held by them will not be traded on the market or transferred within 12 months after acquiring the right to float on the market.”

(II)	Non-floating Shareholders’ Undertakings

An original undertaking reading:

“Sinopec will, within six months after the non-floating shares held by it in the Company acquires the right to float on the market (which means the first trading day after the implementation of the Share Reform Proposal), propose to hold a board meeting of Sinopec Shanghai in accordance with the Articles of Association of Sinopec Shanghai Petrochemical Company Limited to review a proposal of converting capital reserves into such amount of shares as needed to distribute three or more additional shares for every ten shares and a proposal of holding a shareholder meeting, and vote for such proposal at the shareholder meeting of Sinopec Shanghai.”

is now amended to read:

“Sinopec will, within six months after the non-floating shares held by it in the Company acquires the right to float on the market (which means the first trading day after the implementation of the Share Reform Proposal), propose to hold a board meeting of Sinopec Shanghai in accordance with the Articles of Association of Sinopec Shanghai Petrochemical Company Limited to review a proposal of converting capital reserves into such amount of shares as needed to distribute four or more additional shares for every ten shares and a proposal of holding a shareholder meeting, and vote for such proposal at the shareholder meeting of Sinopec Shanghai.”

In addition, the following new undertakings are added:

(1) Sinopec undertakes that, within 12 months from the date when its non-floating shares in Sinopec Shanghai are granted the right to float on the market (which means the first trading day after the implementation of the Share Reform Proposal), it will request that, subject to compliance with the relevant policies of SASAC and CSRC, the board of directors of the Company to propose a share option incentive scheme, with an exercise price of the first batch of share options granted not less than RMB6.43 per share, being the closing price of the shares on 30 May 2013 (such exercise price will be subject to adjustment if there is any exclusion of rights and dividends prior to the announcement of the proposal for the share option incentive scheme).

(2) Sinopec undertakes to continue to support Sinopec Shanghai’s subsequent development after Sinopec Shanghai’s share reform is completed and use it as a platform for the future development of relevant businesses.

In accordance with the provisions of the Measures for Administration of Share Reforms of Listed Companies, the Guidelines on Business Operations for Share Reforms of Listed Companies and other relevant regulations, the trading of the Company’s A shares will be resumed on June 21, 2013. The trading of the Company’s A shares will be suspended on the trading day (June 28, 2013) immediately after the record date for the meeting of relevant shareholders on the A share market with respect to the Company’s share reform (the “Meeting”). If the Company’s Share Reform Proposal is passed through voting at the Meeting, the Company will implement the Proposal as soon as possible, and the resumption of trading will take place on the trading day immediately after the end of the required process of the share reform; if the Company’s Share Reform Proposal fails to be passed through voting at the Meeting, the Company will announce the result of voting at the Meeting within two trading days, and apply for resumption of the trading of the Company’s A shares on the trading day immediately after the date of announcement.

For details of the Company’s Share Reform Proposal, please see the Summary of Share Reform Statement of Sinopec Shanghai Petrochemical Company Limited (Amendment) to be published on China Securities Journal and Shanghai Securities News on June 20, 2013, the Share Reform Statement of Sinopec Shanghai Petrochemical Company Limited (Amendment) published on the website of Shanghai Stock Exchange (www.sse.com.cn) and other relevant documents.

By order of the Board of Directors

Zhang Jingming
Secretary of the Board of Directors

Shanghai, the PRC, June 19, 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

INSIDE INFORMATION

POSSIBLE ISSUE OF SHARES THROUGH CAPITALISATION OF

CAPITAL FUND AND POSSIBLE IMPLEMENTATION OF STOCK

OPTION INCENTIVE PLAN

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) pursuant to the Inside Information Provisions (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) (the “Listing Rules”) under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and Rule 13.09 of the Listing Rules.

Reference is made to the Company’s announcement in relation to possible issue of shares through capitalisation of capital fund published on 7 June 2013, and the overseas regulatory announcement in relation to the conclusions after discussion and negotiation among shareholders on the A-Share reform proposal published on 19 June 2013. As disclosed in the overseas regulatory announcement of the Company dated 19 June 2013, the undertaking on “proposing the conversion of capital fund into share capital by issuing not less than three shares for every ten existing shares to all A shareholders and H shareholders of the Company” has been changed to “the conversion of capital fund into share capital by issuing not less than four shares for every ten existing shares to A shareholders and H shareholders of the Company”. The implementation of the abovementioned Capital Fund Conversion Proposal remains subject to fulfillment of the conditions as set out in the announcement of the Company dated 7 June 2013.

Further, in connection with the Share Reform Proposal of A shares, the Company’s controlling shareholder, China Petroleum & Chemical Corporation (“SINOPEC”) have made an additional undertaking that within 12 months from the date their non-circulating A shares in the Company have been granted listable circulating rights, they will request that, subject to compliance with the relevant policies of the State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”) and the China Securities Regulatory Commission (the “CSRC”), the board of directors of the Company to propose a share option incentive scheme, with an exercise price of the first batch of share options granted not less than RMB6.43 per A share, being the closing price of the A Shares on 30 May 2013 (such minimum exercise price will be subject to adjustment if there is exclusion of rights and dividends prior to the announcement of the proposal for the share option incentive scheme) (the “Share Option Incentive Scheme”).

The carrying out of the Share Option Incentive Scheme will be subject to fulfillment of the following conditions:

1.	the implementation of the Share Reform Proposal of A shares which is subject to approval by (i) the State-owned Asset Supervision and Administration Department and; (ii) more than two-thirds of all A shareholders present, and by more than two-thirds of all A shareholders holding circulating shares present, at the A shareholders’ meeting;

2.	the fulfillment of the undertaking by SINOPEC as mentioned above;

3.	the board of directors of the Company, subject to compliance with the relevant policies of the SASAC and the CSRC, proposing the implementation of the Share Option Incentive Scheme;

4.	approval of the Share Option Incentive Scheme by the shareholders at a shareholders’ meeting of the Company, and at the class meetings of the A shareholders and of the H shareholders of the Company, respectively (depending on the particulars of the Share Option Incentive Scheme);

5.	approval of the Share Option Incentive Scheme by the SASAC, the CSRC and relevant supervising departments of the PRC; and

6.	if the Share Option Incentive Scheme involves the issue of new A Shares, approval of the listing of, and permission to deal in, the new A Shares to be issued under the Share Option Incentive Scheme by the Shanghai Stock Exchange.

As such, there is uncertainty on proceeding of the scheme for capitalisation of capital fund of the Company referred to above and the Share Option Incentive Scheme. Shareholders of the Company and investors are reminded to exercise caution when dealing in shares of the Company.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 20 June 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.